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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

  Hermelin               Marc                       S.
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   (Last)               (First)                 (Middle)

  2503 South Hanley Road
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                                    (Street)

  St. Louis                MO                   63144
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   KV Pharmaceutical Company; KVA & KVB

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

   May, 1997
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

                    Vice Chairman and Chief Executive Officer
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7.  Individual or Joint/Group Reporting
    [ X ] Form Filed by One Reporting Person
    [   ] Form Filed by More Than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                (A)                of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount   or     Price       (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V               (D)                and 4)         (Instr.4) (Instr. 4)
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

Class A Common Stock                  5/15/97        G        V      700      D                  62,558         D
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Class B Common Stock                                                                             97,450         D
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Class A Common Stock                                                                          1,878,312         I         (a)
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Class B Common Stock                                                                          1,918,312         I         (a)
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Class A Common Stock                                                                            117,500         I         (b)
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Class B Common Stock                                                                            117,500         I         (b)
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Class A Common Stock                                                                              2,009         I         (c)
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Class B Common Stock                                                                              6,602         I         (c)
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

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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
Explanation of Responses:
(a) Shares held in four trusts in which the reporting person is one of three trustees of each trust; including, Trust Agreement dated 12/22/73 FBO Marc
      S. Hermelin, in which the reporting person is the primary beneficiary, and three other trusts including Trust Agreement dated 12/12/73 FBO Minnette Hermelin, Trust Agreement dated 12/22/73 FBO Anne S. Kirschner and Trust Agreement 12/22/73 FBO Arnold L. Hermelin.

(b) Shares held in an irrevocable trust for the benefit of the reporting person. The reporting person does not hold or share voting or dispositive power regarding the shares.

(c) Shares held in the reporting person's 401(k) and profit sharing plans. The reporting person does not have voting power regarding these shares.



        /s/ Marc S. Hermelin                                     6/9/97
---------------------------------------------            -----------------------
        Signature of Reporting Person                             Date